JAMES I. LUNDY, III

  ATTORNEY AT LAW

1701 PENNSYLVANIA AVENUE, NW SUITE 300 WASHINGTON, DC 20006 (202) 349-7130 (202) 318-4623 JILUNDYIII@VERIZON.NET

September 5, 2012

-Via EDGAR-

Mr. John P. Nolan

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Southwest Bancorp, Inc.

Stillwater, Oklahoma

Form 10-K for December 31, 2011

Form 10-Q for March 31, 2012

Form 10-Q for June 30, 2012

File No. 001-34110

Dear Mr. Nolan:

This letter is provided on behalf of Southwest Bancorp, Inc., Stillwater, Oklahoma (“Southwest”) in response to the staff’s comments communicated by letter dated August 9, 2012 (the “Comment Letter”). I serve as special legal counsel to Southwest. As discussed with Mr. Schroeder by phone today, Southwest now intends to provide its response to the Comment Letter on or before September 12, 2012.

Please contact me if you require additional information. I can be reached at 202.349.7130, fax 202.318.4623, or email at JILundyIII@Verizon.net.

Very truly yours,

/s/ James I. Lundy, III James I. Lundy, III

cc:	Securities and Exchange Commission

William Schroeder, Staff Accountant

Southwest Bancorp, Inc.

Rick Green, President and Chief Executive Officer

Randy Waldrup, Executive Vice President and Interim Chief Financial Officer

Rusty N. LaForge, Executive Vice President, Secretary, and General Counsel

Cassandra Griffin, Financial Reporting Director